(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 72nd Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 25, 2014

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

NOTICE REGARDING RESOLUTIONS ADOPTED AT
THE 72nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the following matters were presented and resolved at the 72nd ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) which took place today.

Matters reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements reporting for the 72nd Fiscal Year (from April 1, 2013 to March 31, 2014)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by the Independent Auditors and the Audit & Supervisory Board

Presentations on the above Items No.1 and No.2 were given to the shareholders.

Matters resolved:

Agenda Item:	Election of nine directors

The shareholders resolved to approve, as originally proposed, the re-election of Toshio Maruyama, Haruo Matsuno, Yasushige Hagio, Osamu Karatsu, Seiichi Yoshikawa, Shinichiro Kuroe, Sae Bum Myung, Hiroshi Nakamura and Yoshiaki Yoshida, each of whom has since assumed office.
Yasushige Hagio, Osamu Karatsu and Seiichi Yoshikawa are outside directors.

The following has been decided by resolution at the special meeting of the board of directors and at the meeting of the Audit & Supervisory Board held subsequent to the shareholders’ meeting:

[Directors and Audit & Supervisory Board Members]

Toshio Maruyama, Chairman of the Board and Representative Director

Haruo Matsuno, Representative Director

Yasushige Hagio, Director

Osamu Karatsu, Director

Seiichi Yoshikawa, Director

Shinichiro Kuroe, Director

Sae Bum Myung, Director

Hiroshi Nakamura, Director

Yoshiaki Yoshida, Director

Yuichi Kurita, Standing Audit & Supervisory Board Member

Akira Hatakeyama, Standing Audit & Supervisory Board Member

Megumi Yamamuro, Audit & Supervisory Board Member

Masamichi Ogura, Audit & Supervisory Board Member

[Executive Officers]

Haruo Matsuno, President and CEO

Shinichiro Kuroe, Corporate Vice President

Sae Bum Myung, Managing Executive Officer

Hiroshi Nakamura, Managing Executive Officer

Yoshiaki Yoshida, Managing Executive Officer

Hideaki Imada, Managing Executive Officer

Hans-Juergen Wagner, Managing Executive Officer

Takashi Sugiura, Executive Officer

Takashi Sekino, Executive Officer

Soichi Tsukakoshi, Executive Officer

Josef Schraetzenstaller, Executive Officer

R. Keith Lee, Executive Officer

Makoto Nakahara, Executive Officer

Toshiyuki Okayasu, Executive Officer

CH Wu, Executive Officer

Kazuhiro Yamashita, Executive Officer

Kenji Sato, Executive Officer

Takayuki Nakamura, Executive Officer

Wilhelm Radermacher, Executive Officer

Masuhiro Yamada, Executive Officer

Satoru Nagumo, Executive Officer

Isao Sasaki, Executive Officer (newly elected)

Koichi Tsukui, Executive Officer (newly elected)

Keith Hardwick, Executive Officer (newly elected)

▪	The payment of a year-end dividend for the 72nd fiscal year

The Company resolved at the meeting of its board of directors held on May 28, 2014 to distribute a year-end dividend of 5 yen per share for the 72nd fiscal year. For details, please refer to the documents sent to you on June 2, 2014.

▪	Presentation materials concerning matters reported at the 72nd ordinary general meeting of shareholders are available on the Company’s website.